April 24, 2009

VIA OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, DC 20549

Attention: Michelle Lacko

Re:	Harley-Davidson Customer Funding Corp.
Registration Statement on Form S-3
Filed March 13, 2009
File No. 333-157910

Dear Ms. Lacko:

On behalf of Harley-Davidson Customer Funding Corp. (the “Company”) and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter to the Company, dated April 10, 2009 in respect of the above-referenced Registration Statement (the “Registration Statement”), the Company has submitted, electronically via EDGAR, Amendment No. 2 to the Registration Statement.  For your convenience, two paper copies of this letter are being delivered to you, along with two copies of Amendment No. 2 to the Registration Statement marked to reflect changes from Amendment No. 1 to the Registration Statement as filed on April 10, 2009.

References to page numbers are to those in the enclosed marked copies of the Registration Statement.  Set forth below are the Company’s responses to the Staff’s letter.  In addition to the revisions made in the response to the Staff’s letter, the Company has revised the Registration Statement in certain other respects to update and clarify certain sections thereof, which revisions are also marked in the enclosed copies.  For convenience of reference, the text of the comments from the Staff’s letter has been reproduced in bold italicized type.  We are submitting this letter on behalf of the Company and, unless otherwise noted, the use of “we,” “us” and similar terms in the following responses refers to the Company.

Registration Statement on Form S-3

General

1.             We note your response to prior comment 5; however, please revise your base prospectus to remove statements such as “unless otherwise provided in your prospectus supplement” and “additional information concerning [derivative arrangements] will be provided to you in your prospectus supplement” or provide disclosure regarding any assets, credit enhancements or other structural features reasonably contemplated to be included in a takedown.  For example, your Use of Proceeds in the base, as currently written, would permit the use of funds for any purpose so long as it is set forth in the prospectus.  If you omit the boilerplate language “unless otherwise provided in your prospectus supplement” and change your alternatives from being linked by “and” to “and/or,” you would have a Use of Proceeds section which lists the alternatives in the base, assuming those are the only two alternatives you intend.

Response:

We have removed these types of statements in the base prospectus, including where indicated in the comment.  References to information to be provided in the prospectus supplement have been retained in the context of information that is not known or reasonably available at this time.

2.             We also note your statements on pages 26 and 55 of the base prospectus relating to contracts from Canadian obligors that may include notes, certificates, participations or other interests issued to an issuing entity by a Canadian special purpose entity.  Please include bracketed language in the prospectus supplement to indicate that you will disclose information relating to these Canadian contracts.  Also, please revise the base to clarify that you will provide data concerning loan delinquencies, etc., regarding the underlying securities, the underwriting criteria and other information required by Regulation AB exactly as if the loans underlying the Canadian pool were loans directly backing your pool.

Response:

We have added the requested bracketed placeholder on page S-38 of the prospectus supplement.  We have also added a bracketed placeholder on page 25 of the base prospectus in response to the comment.

3.             Also, please revise the third sentence of the first full paragraph on page 26 to remove the phrase “or any other similar arrangement.”  To the extent, an arrangement is “similar,” the phrase is redundant; to the extent it is not, it should be set forth in the base prospectus.

Response:

We have removed the phrase “or any other similar arrangement”.

Terms of the Notes, page S-2

4.             Please revise here or elsewhere in the Summary to clarify which classes of securities are being offered publicly by this registration statement.  The diagram on page (iii) suggests that it is only the Class A Notes; however, the table on page S-79 seems to suggest that all the series through Class D are being offered publicly.  Please revise for consistency.

Response:

We have revised the diagram on page (iii) and the table on page S-78 of the prospectus supplement for consistency.  The specific classes of notes to be offered publicly will be determined at the time of takedown.

Composition of the Statistical Pool of Contracts, page S-9

5.             We note your response to previous comment 9.  We understand that you believe promotional loans are a part of your ordinary business plan; however, we believe that any loans which deviate from the disclosed underwriting guidelines are exception loans for the purposes of this securitization platform.  It appears that you have acknowledged this understanding, but if you disagree please let us know.

Response:

We confirm the Staff’s understanding and agree that contracts that do not meet the disclosed underwriting guidelines will be disclosed consistent with the existing bracketed placeholder on page S-8 of the prospectus supplement.

Credit Enhancement, page S-20

6.             We note that third party payments are no longer listed as a type of potential credit enhancement in the base prospectus.  Please delete third party payments as a type of potential credit enhancement in the first bracketed paragraph on page S-21.

Response:

We have revised page 4 of the base prospectus to make it consistent with the disclosure on page 37 of the base prospectus that credit enhancement may include third party payments.  Accordingly, the disclosure on page S-19 of the prospectus supplement matches the potential forms of credit enhancement contained in the base prospectus.

Tax Status, page S-22

7.             We note your response to prior comment 22; however, please revise the first sentence in the second paragraph on page S-22 to remove the impermissible disclaimer that the tax discussion is “for general information only.”

Response:

We have removed the phrase “for general information only”.

A Withdrawal or Downgrade of the Initial Ratings. . . . page S-26

8.             We note your disclosure in the third to last paragraph on page S-27 regarding the risk of loss with respect to a TALF loan.  Please add additional disclosure regarding the risk associated with the fact that the FRBNY will enforce its rights in the collateral and sell the collateral to a special purpose vehicle established to manage such assets in the event that the borrower does not repay the loan.

Response:

We have added disclosure on page S-24 of the prospectus supplement in response to the comment.

TALF Considerations, page S-58

9.             Please revise the first sentence of the third paragraph on page S-58 to clarify, if true, that on the closing date the offered notes and the receivables will satisfy the TALF eligibility criteria in order to be considered “eligible collateral.”

Response:

We have added disclosure on page S-57 of the prospectus supplement in response to the comment.

10.           Please revise your disclosure in the third to last bullet point on page S-58 to state, if true, that each class of offered notes will not have received a credit rating below the highest investment-grade rating category from a major nationally recognized statistical rating organization. Also, please revise your disclosure on page S-59 regarding required documentation to include disclosure regarding the final credit rating letters.

Response:

We have added disclosures on page S-58 of the prospectus supplement in response to the comment.

Base Prospectus

Underwriting, page 21

11.           We note your response to prior comment 28; however, please confirm that there are no quantifiable minimum evaluation criteria, such as FICO scores or net income, or revise your disclosure to provide such information.

Response:

We have added additional disclosure on page 20 of the base prospectus to indicate that applicants that do not have a minimum FICO score of 510 are not eligible for automatic approval, subject to manager approval for any deviations from that requirement as part of the manual underwriting process.

12.           We note your response to prior comment 29; however, please revise the second sentence in the second paragraph under this heading to provide examples of the key application data elements and internally determined thresholds, if practicable.

Response:

We have revised the disclosure on pages 20 and 21 of the base prospectus to indicate the key application data elements involved in the automatic decisioning process.  Internally determined thresholds would not be practicable to disclose to investors as the thresholds vary based on the metrics contained in our credit scoring process.

13.           We note the third paragraph on page 22.  Please revise to provide an example of the expenses associated with loaning the cost of the additional parts, sales tax and title fees, first year premiums for required physical damage insurance on the motorcycle, premiums or fees for optional products such as credit life and accident and health insurance, gap insurance coverage, debt cancellation and extended service contracts.  Since these appear to be items in excess or the security provided by the motorcycle, please quantify the amount of the excess as a percentage.  Also, this amount, expressed in dollars, should be disclosed in the summary for each transaction.

Response:

We have added disclosure on page 21 of the base prospectus regarding the maximum amount financed in relation to the retail price of the motorcycle plus parts and accessories, taxes, fees and other items described in this paragraph.  Since we have disclosed a maximum amount in the base prospectus, we do not believe it is helpful to an investor at the time of each takedown to disclose the actual amount financed in excess of the security provided by the physical motorcycle.  Moreover, we believe that this specific information is not customarily provided to investors in auto securitization transactions and will be burdensome to obtain for each contract in the pool.

14            Please revise, if true, to clarify that you do not request information on total debt to income.

Response:

We have added additional disclosure on pages 20 and 21 of the base prospectus to indicate that total debt to income ratios are a component of the credit scoring process.

15.           Please confirm that you will add additional risk factor disclosure in the event that actual low or no down payment percentages appear material.  Such disclosure should be distinct from the disclosure in the risk factor entitled “Potential losses on the notes are likely to be higher for contracts originated under certain incentive financing programs.” Confirm that your added risk factor disclosure will discuss the risk to the asset pool as a whole, and to investors generally, rather than the risk associated with losses on individual contracts.

Response:

We confirm that an additional risk factor will be added at the time of takedown in the event that actual low or no down payment percentages appear material and that such risk factor will discuss the risks to the asset pool as a whole, and to investors generally.

Where You Can Find More Information, page 73

16.           The reference to proxy statements and quarterly reports in the first paragraph of this section suggests that it is boilerplate copied from an operating company registered pursuant to Section 12.  Please revise or advise.

Response:

We have revised the disclosure on page 72 of the base prospectus in response to the comment.

If you have any questions or comments regarding any of the responses in this letter, please feel free to contact me at (312) 558-7568.

Best regards,

/s/ Michael T. Mullins

cc:	RJ Seaward
Harley-Davidson Credit Corp.